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SECURITII

09041343

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurekacap Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3

EUREKACAP PARTNERS, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

EUREKACAP PARTNERS INC.

INDEX
DECEMBER 31, 2008

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2009

To the Board of Directors
EurekaCap Partners Inc.

We have audited the accompanying statements of financial condition of EurekaCap Partners Inc. as of December 31, 2008 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility if the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of EurekaCap Partners Inc. as of December 31, 2008, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of EurekaCap Partners Inc. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

EUREKACAP PARTNERS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
CURRENT ASSETS	
Cash	$ 268,773
Prepaid Expenses	2,321
FIXED ASSETS	–
TOTAL ASSETS	$ 271,094
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 850
STOCKHOLDER'S EQUITY	
Common Stock	100
Additional Paid-In Capital	99,900
Retained Earnings	170,244
	270,244
	$ 271,094

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC.

STATEMENT OF OPERATIONS
DECEMBER 31, 2008

REVENUE	$ 722,618
EXPENSES	
Commission	323,109
Payroll & Payroll Taxes	228,739
Professional Fees	29,897
Rent Expense	53,000
Telephone	3,052
Insurance	19,202
Travel & Entertainment	15,079
Pension Expense	12,568
Other Expenses	3,463
TOTAL EXPENSES	688,109
NET INCOME BEFORE INCOME TAXES	34,509
PROVISION FOR INCOME TAXES	< 19,478>
NET INCOME	$ 15,031

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK	RETAINED EARNINGS <DEFICIT>	ADDITIONAL PAID-IN CAPITAL
Balance Dec. 31, 2007	$ 100	$ 155,213	$ 99,900
Net Income <Loss>	–	15,031	–
Capital Contributions	–	–	–
Balance, Dec. 31, 2008	$ 100	$ 170,244	$ 99,900

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ 15,031
Decrease in Accounts Payable & Accrued Expenses	< 13,850>
Decrease in Commission Receivables	33,274
Decrease in Taxes Payable	<13,328>
Increase in Prepaid Expenses	< 2,321>
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 18,806
CASH FLOWS FROM FINANCIAL ACTIVITIES	--
NET INCREASE IN CASH	$ 18,806
CASH AT BEGINNING OF YEAR	249,967
CASH AT END OF YEAR	$ 268,773

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EUREKACAP PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

EurekaCap Partners Inc. ("the Company"), incorporated under the laws of the State of New York as a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc. The Company's registration became effective on April 1, 2007.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(b) The process of preparing financial statement in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(c) The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2Xii) and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

EUREKACAP PARTNERS INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBERS 31, 2008

NOTE 3 – NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform and Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008 the Company had a net capital of $267,938 which exceeded requirements of $5,000 by $262,938. The Company's net capital ratio was .003 to 1.

EUREKACAP PARTNERS INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBERS 31, 2008

NET CAPITAL	
Total Ownership Equity	$ 270,244
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	–
Other (Deductions) or Allowable Credits	–
Total Capital and Allowable Subordinated Liabilities	$ 270,244
Deductions and/or Charges:	
Non-Allowable Assets	2,321
Net Capital before Haircuts on Securities Position	$ 267,923
Haircuts on Securities Positions	–
Net Capital	$ 267,923
AGGREGATE INDEBTEDNESS	
Items included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	$ 850
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	267,838
Ratio: Aggregate Indebtedness to Net Capital	.003

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2008 Focus Part II Filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
EurekaCap Partners Inc.

We have examined the financial statements of EurekaCap Partners Inc. for the year ended December 31, 2008 and have issued our report therein dated February 12, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedure for safeguarding securities to the extent we considered necessary to evaluate the system as required by general accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under Section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for the customers or perform custodial functions relating to customers' securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projections of any evaluations of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of EurekaCap Partners Inc. as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P. Comparato, CPA